UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  LOGICOM INC.
                                  ------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    54140V208
                                    ---------
                                 (CUSIP Number)

                                   Mark Klein
                                c/o Logicom Inc.
                         54 West 21st Street, Suite 705
                               New York, NY 10010
                                 (212) 255-1777
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                                Anh Q. Tran, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                       10100 Santa Monica Blvd., 7th Floor
                              Los Angeles, CA 90067
                Telephone (310) 552-5000 Facsimile (310) 552-5001

                                 March 20, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 54140V208
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1.     Names of reporting persons. I.R.S. Identification Nos. of above persons
       (entities only).

       Mark Klein
--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (A)   |_|
       (B)   |_|
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3.     SEC Use Only
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4.     Source of Funds (See Instructions)

       OO
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5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) |_|
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6.     Citizenship or Place of Organization:  United States and Israel
--------------------------------------------------------------------------------

Number of        7.     Sole Voting Power                      9,758,221
Shares           ---------------------------------------------------------------
Beneficially     8.     Shared Voting Power                    0
Owned by Each    ---------------------------------------------------------------
Reporting        9.     Sole Dispositive Power                 9,052,153
Person With:     ---------------------------------------------------------------
                 10.    Shared Dispositive Power               706,068(1)
--------------------------------------------------------------------------------

11.    Aggregate Amount Beneficially Owned by Each Reporting Person

       9,758,221
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount In Row 11 Excludes Certain Shares (See Instructions)

       |_|
--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row 11

       28.4%(2)
--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

       IN
--------------------------------------------------------------------------------

(1) Represents shares of common stock held in escrow and subject to partial and full return to the Issuer contingent upon the number of share purchase warrants exercised by investors in the Issuer within a period of 30 months following the closing of a private placement and share exchange transaction on March 20, 2006. The Reporting Person currently has voting power over such shares.

(2)    Based on 34,404,006  shares of Common Stock  outstanding  as of March 20,
       2006.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Logicom Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 54 West 21st Street, Suite 705, New York, NY 10010.

ITEM 2. IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed on behalf of Mark Klein (the "Reporting Person").

     (b) The Reporting Person's principal office is located at c/o Logicom Inc., 54 West 21st Street, Suite 705, New York, NY 10010.

     (c) The Reporting Person is the President, Chief Executive Office and a Director of the Issuer.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) During the past five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States and Israel.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 2, 2005, the Issuer entered into a share exchange agreement (the "Share Exchange Agreement") with Skin Shoes Inc., a Delaware corporation ("Skins"), and all of the stockholders of Skins pursuant to which the Issuer agreed to acquire all of the issued and outstanding share capital of Skins in exchange for shares of the Issuer's common stock (the "Share Exchange Transaction"). The Share Exchange Agreement was amended on February 1, 2006. On March 20, 2006, the Share Exchange Transaction closed and Skins became a wholly-owned subsidiary of the Issuer. The Reporting Person was a stockholder of Skins prior to the Share Exchange Transaction and received his securities reported herein from the Issuer in connection with the Share Exchange Transaction. A total of 706,068 of the shares of common stock received by the Reporting Person in connection with the Share Exchange Transaction are held in escrow and subject to partial and full return to the Issuer contingent upon the number of share purchase warrants exercised by investors in the Issuer within a period of 30 months following the closing of a private placement and the Share Exchange Transaction on March 20, 2006.

The foregoing summary of the Share Exchange Transaction and Share Exchange Agreement is qualified in its entirety by reference to the copy of the Share Exchange Agreement filed as Exhibit 10.1 to the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on November 7, 2005 and the Amendment to the Share Exchange Agreement filed as Exhibit 2.1(a) to the Issuer's current report on Form 8-K filed with the SEC on March 24, 2006, each of which are incorporated herein in their entirety by reference.

ITEM 4. PURPOSE OF TRANSACTION

The securities of the Issuer were acquired by the Reporting Person in connection with the Share Exchange Transaction. See Item 3 of this Schedule, which is hereby incorporated by reference.

Prior to and after the Share Exchange Transaction, the Reporting Person was and is the President, Chief Executive Officer and a Director of Skins. Pursuant to the terms of the Share Exchange Agreement, the Reporting Person became the President, Chief Executive Officer and a Director of the Issuer upon the closing of the Share Exchange Transaction.

The Reporting Person may acquire additional shares of common stock of the Issuer in the future and is aware of the Issuer's intent to change its name to reflect the new business operations of the Issuer after completion of the Share Exchange Transaction. The Reporting Person supports such name change. Except as set forth in this Schedule, the Reporting Person does not have any other present plans or proposals with respect to the Issuer or the securities of the Issuer that relate to or would result in any of the actions required to be described in Items 4(a) through (j) of Schedule 13D. However, the Reporting Person may, from time to time, review or reconsider his position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Page relating to the Reporting Person, which hereby is incorporated by reference.

(b) The powers that the Reporting Person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to the Reporting Person, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d)  None.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

1. Share Exchange Agreement, dated as of November 2, 2005, by and among Skin Shoes, Inc., Logicom Inc. and all of the stockholders of Skin Shoes, Inc. (incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K filed November 7, 2005).

2. Amendment No. 1 to the Share Exchange Agreement dated February 1, 2006 by and among Skin Shoes, Inc., Logicom Inc. and all of the stockholders of Skin Shoes, Inc. (incorporated by reference to Exhibit 2.1(a) of the Issuer's Form 8-K filed March 24, 2006).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2006



        /s/ Mark Klein
        --------------
        Mark Klein









ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)